SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

Commission file number 1-7310 (Michigan Consolidated Gas Company)

MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN

(Full title of the plan and the address of the plan,
if different from that of the issuer named below)

DTE ENERGY COMPANY
2000 2nd Avenue
Detroit, Michigan 48226

(Name of issuer of the common stock issued pursuant to the
plan and the address of its principal executive office)

MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN

INDEPENDENT AUDITORS’ REPORT

June 13, 2003

To the Participants and Savings & Investment Plan Committee
MichCon Investment and Stock Ownership Plan
Detroit, Michigan

We have audited the accompanying statements of net assets available for benefits of the MichCon Investment and Stock Ownership Plan (the “Plan”) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The DTE Energy Stock Fund (the “Fund”) information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits for the Fund. The Fund information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ GEORGE JOHNSON & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31

	2002	2001

	(Thousands)
Investments, at fair value (Note 1):
Investment in DTE Energy Master Trust (Note 5)	$92,467	$—
Investment in MCN Master Trust (Note 4)	—	12,161
DTE Energy common stock fund	—	43,650
Registered investment companies	—	37,674
Loans to participants	—	6,127

Total Investments	92,467	99,612

Receivables:
Employer contributions	90	83
Participant contributions	157	145

Total Receivables	247	228

NET ASSETS AVAILABLE FOR BENEFITS	$92,714	$99,840

The notes to the financial statements are an integral part of this statement.

MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2002

	DTE ENERGY
	STOCK FUND	TOTAL

	(Thousands)
ADDITIONS TO (DEDUCTIONS FROM) NET ASSETS
ATTRIBUTED TO:
Investment Income (Loss):
Dividends and interest	$882	$1,436
Net appreciation (depreciation) in market value of investment in DTE Master Trust	4,256	(4,593)
Interest on Loans to Participants	199	537

	5,337	(2,620)

Transfers of assets among DTE sponsored plans	(2,259)	(237)
Transfers from loan fund	817	—

	3,895	(2,857)

Contributions:
Participant	662	3,928
Employer	1,558	2,272

	2,220	6,200

Total Additions	6,115	3,343

DEDUCTIONS FROM NET ASSETS
ATTRIBUTED TO:
Distributions and withdrawals	(4,456)	(7,927)
Administrative fee	—	(1)
Net change in assets transferred from prior trustee (Note 7)	(1,314)	(2,541)

Total Deductions	(5,770)	(10,469)

NET INCREASE (DECREASE)	345	(7,126)
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	43,650	99,840

End of year	$43,995	$92,714

The notes to the financial statements are an integral part of this statement.

MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

1.                PLAN DESCRIPTION

The following description of the MichCon Investment and Stock Ownership Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan for regular full-time or part-time employees of Michigan Consolidated Gas Company who are represented by:

— (1) Local #223 — Gas Division of the Utility Workers Union of America (excluding Citizens Gas Fuel Company represented employees);

— (2) Local #799C (T&SO), International Chemical Workers Union Council, United Food and Commercial Workers;

— (3) Local #799C Northern, International Chemical Workers Union Council, United Food and Commercial Workers;

— (4) Local #70C, International Chemical Workers Union Council, United Food and Commercial Workers; or

— (5) Local #132C, International Chemical Workers Union Council, United Food and Commercial Workers

who are at least 18 years old and have attained three months of service effective January 1, 2001 for Detroit Local Participants (group 1, above) and July 1, 2001 for Greater Michigan Local Participants (groups 2 through 5, above). Prior to these dates, Plan participation was based on one year of service and age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is sponsored solely by Michigan Consolidated Gas Company (MichCon or the Company), an indirect subsidiary of DTE Energy Company (DTE).

Effective May 31, 2001, MCN Energy Group Inc. (MCN) and DTE were merged whereby DTE acquired all outstanding shares of MCN common stock. Based on elections made by the Trustee on behalf of Plan participants, participants received 0.715 of a share of DTE common stock per MCN share for 48.3% of their MCN shares and received $24 in cash per MCN share for their remaining shares. Effective May 31, 2001, all references to MCN common shares, dividends and stock funds included herein, are to be deemed DTE common shares, dividends and stock funds. The Investment Committee is responsible for the investment aspects of the Plan. The Company is responsible for the administration of the Plan.

Brokerage fees, transfer taxes and other expenses incidental to the purchase or sale of securities are paid from Plan assets. Investment management fees are paid from Plan assets. These expenses are reflected as a reduction in the fair value of the Funds.

MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Contributions

Each employee electing to participate in the Plan is required to make regular contributions by payroll deduction. For all union locals, participant pre-tax, post-tax and combined pre-tax and post-tax contributions are limited to 17% (prior to January 2001 for Detroit Local Participants and July 2001 for Greater Michigan Local Participants, highly compensated participants, as defined in the Internal Revenue Code of 1986, as amended, (IRC) were limited to pre-tax contributions of 8% and combined pre-tax and post-tax contributions of 15%, and non-highly compensated employees were limited to pre-tax contributions of 9% and combined pre-tax and post-tax contributions of 17%) of the participant’s eligible compensation as defined in the Plan (Compensation), or such maximum rates as may be approved by the Internal Revenue Service. Effective January 1, 2002, participants age 50 or older are eligible to make pre-tax catch-up contributions in accordance with, and subject to the limitations of, Internal Revenue Code Section 414(v).

The Company’s maximum matching contributions are limited, depending on years of service, to 2% (3% as of March 1, 2001 for Detroit Local Participants (except customer service and credit & collection employees represented by Local #223 — Gas Division) and as of September 1, 2001 for Greater Michigan Local Participants) to 6% of the participant’s Compensation. Sixty percent (seventy-five percent prior to January 2001 for Detroit Local participants and July 2001 for Greater Michigan Local participants) of the Company’s matching contributions must be allocated to the DTE Energy Stock Fund (MCN Energy Restricted Stock Fund prior to the merger).

The Company also provides a longevity award, equal to $600 in DTE Energy common stock, which is contributed annually in March of each year to the DTE Energy Stock Fund accounts of employees with 30 years of service or more as of March 1 who do not meet the IRC definition of a highly compensated employee.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, including eligible rollover contributions, allocations of the employers’ contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future employer contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the employer’s matching contribution portion of a participant’s account, plus actual earnings thereon, occurs after the participant completes five years of service.

MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Investment Options

Participants may elect to have their contributions invested entirely in any one of the investment funds or in any combination of the investment funds. Participants may transfer existing account balances in the investment funds on a daily basis with the exception of the DTE Energy Restricted Stock Fund. Participants may change their investment direction and amount of future contributions effective with the next payroll period. With respect to the DTE Energy Stock Fund, Company designated insider traders are limited to a 30-day window following the release of quarterly earnings during which trades in DTE Energy common stock may be affected. Effective with the merger, the 30-day window period was eliminated.

Effective with the merger, fund balances were transferred from the MCN Stock Fund to the DTE Energy Stock Fund. The fund invests solely in the common stock of DTE. This fund consists of two components, restricted and unrestricted. Beginning January 2001 for Detroit Local Participants and July 2001 for Greater Michigan Local Participants, the restricted fund includes 60% of the employer match (75% of the employer match prior to those dates). Beginning with company matching contributions in 2002, the 60% portion of the company match that is in DTE Energy common stock will only be restricted for one full calendar year for the purposes of transferring out of the fund and two full calendar years for the purpose of withdrawals from the fund. Effective January 1, 2002, the restrictions on prior company matching contributions made in DTE Energy common stock shall lapse at the rate of 1/12 per month on the last business day of each month. The unrestricted fund may include employee contributions and any portion of the remaining employer matching contributions. This entire fund is considered to be the Employee Stock Ownership Plan (ESOP) portion of the Plan. DTE Energy common stock dividends accumulated under the ESOP may be paid in cash to each participant within 90 days of the previous Plan year. Those participants who elected to receive a payout of such dividends for the 2000, 2001 and 2002 Plan years had to notify the Trustee in writing. Future dividends may be passed through to participants at the discretion of the MichCon Board of Directors.

Administrative and Brokerage Fees

Expenses in connection with the purchase or sale of stock or other securities are charged to the participant for whom the purchases or sales are made. Participants pay 100% of the investment management and other related expenses of the funds. The Trustee and the Company pay all costs of administrating the Plan.

Distributions, Withdrawals and Loans

Distributions of a participant’s pre-tax contributions (including rollover contributions) will be made only upon retirement or disability, as defined under the Plan, termination of employment, death, attainment of age 59 1/2, or hardship. A hardship distribution is permitted only for (a) medical expenses for the Participant, his or her spouse, children or dependents, (b) tuition expenses for the Participant, his or her spouse, children or dependents, (c) expenditures to purchase a principal residence, or (d) payments to prevent eviction or foreclosure on a principal residence.

Subject to limitations imposed by the IRC and Department of Labor regulations, Plan provisions allow a participant to have two plan loans (only one of which may be a primary residence loan) outstanding at any time from the Plan from a minimum of $500 up to the lesser of (1) $50,000

MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

reduced by (a) the highest outstanding balance of loans from the Plan during the one-year period ending on the day before the loan was made, over (b) the outstanding balance of loans from the Plan on the date the loan is made, or (2) 50% of the Participants Account at the time the loan is made, at an interest rate of 2-1/2% over prime updated quarterly (rounded to the nearest 1/2%). The outstanding balances of loans are reported in the Loan Fund. Loan payments of principal and interest are invested as received according to the Participant’s current investment direction. Prepayment of loans can be made without penalty provided such prepayment is made in whole.

Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Plan assets shall be distributed ratably to the participants in proportion to the total values of their respective Plan accounts.

Each participating employer may withdraw from or terminate its participation in the Plan at any time. Under these circumstances, the Committee shall direct the Trustee to (1) segregate, in a separate trust, amounts held under the Plan which are applicable to the participants of such employer (in the event of withdrawal); or (2) distribute to the participants of such employer amounts attributable to such participants’ investments under the Plan (in the event of termination).

2.                    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements are prepared under the accrual method of accounting.

Purchases and sales of securities are recorded on the trade date basis. Dividend income is recorded on the ex-dividend date. Income from other securities is recorded when earned. Benefits are recorded when paid.

Investments are stated at fair value, which is generally based on quoted prices. Participant loans receivable are presented at cost, which approximates fair value.

The cost of securities sold or distributed is determined on the basis of average cost. The DTE Energy Stock Fund recognizes gains or losses on stock distributed to terminated participants in settlement of their accounts equal to the difference between cost and market value of the shares distributed.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Certain reclassifications have been made to the 2001 financial statements to conform to classifications used in 2002.

MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

3.                    FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated May 8, 2003, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

4.                    MCN ENERGY GROUP DEFINED CONTRIBUTION PLANS MASTER TRUST

The former MCN Energy Group Defined Contribution Plans Master Trust (MCN Master Trust) was established on August 1, 1988, and served as a funding medium to certain employee benefit plans of the Corporation and its subsidiaries and affiliates which are qualified under Section 401(a) of the IRC.

The MCN Master Trust consisted of certain commingled assets of the former MCN Energy Group Savings and Stock Ownership Plan, MichCon Investment and Stock Ownership Plan, formerly Citizens Gas Fuel Company Investment Share Plan and prior to January 19, 2001, the MichCon Home Services 401(k) Plan. The Plan’s investment in the MCN Master Trust in the Statement of Net Assets Available for Benefits represents the Plan’s allocated portion (approximately 25% at December 31, 2001) of the MCN Master Trust investments. The Plan’s allocated portion of the investments is equal to the market value of the Plan’s assets contributed, adjusted by the Plan’s allocated share of the MCN Master Trust investment income and expenses, employee and employer contributions and distributions and withdrawals paid to Participants.

A summary of the MCN Master Trust assets as of December 31, 2002 and 2001 are as follows:

	2002	2001

	(Thousands)
Temporary investments, at fair value	$—	$48,480

Total investments	—	48,480

Assets held in MCN Master Trust	$—	$48,480

MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

5.                    DTE ENERGY DEFINED CONTRIBUTION PLANS MASTER TRUST

The Detroit Edison Company Master Plan Trust between The Detroit Edison Company and Fidelity Management Trust Company (Fidelity or Trustee), dated as of June 30, 1994, and as amended, was renamed The DTE Energy Master Plan Trust (Master Trust), and appointed Fidelity trustee for the Plan and sets forth the Trustee’s obligations.

As of December 31, 2002, the Master Trust consists of certain commingled assets of the Plan, DTE Energy Company Savings and Stock Ownership Plan, Detroit Edison Company Savings & Stock Ownership Plan for Employees Represented by Local 17 of the International Brotherhood of Electrical Workers, and the Detroit Edison Company Savings & Stock Ownership Plan for Employees Represented by Local 223 of the Utility Workers Union of America.

Prior to January 1, 2002, the Master Trust consisted of certain commingled assets of DTE Energy Company Savings and Stock Ownership Plan, Detroit Edison Company Savings & Stock Ownership Plan for Employees Represented by Local 17 of the International Brotherhood of Electrical Workers, and Detroit Edison Company Savings & Stock Ownership Plan for Employees Represented by Local 223 of the Utility Workers Union of America (formerly Detroit Edison Company Savings & Investment Plan for Employees Represented by Local 17 of the International Brotherhood of Electrical Workers, and Detroit Edison Company Savings & Investment Plan for Employees Represented by Local 223 of the Utility Worker Union of America).

The Plan’s investment in the Master Trust in the Statement of Net Assets Available for Benefits represents the Plan’s allocated portion (approximately 8% at December 31, 2002 and 0% at December 31, 2001). The Plan’s allocated portion of the investments is equal to the market value of the Plan’s assets contributed, adjusted by the Plan’s allocated share of the Master Trust investment income and expenses, employee and employer contributions and distributions and withdrawals paid to participants.

A summary of the Master Trust assets as of December 31, 2002 and 2001 is as follows:

	2002	2001

	(Thousands)
Investments, at fair value
DTE Energy Stock Fund	$359,919	$341,473
Registered investment companies	759,193	848,038
Loans due from participants	31,726	35,376
Other assets in transit	255	—

Total investments	$1,151,093	$1,224,887

Assets held in Master Trust	$1,151,093	$1,224,887

MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

The following is a summary of investment loss held in the Master Trust for the year ended December 31, 2002:

(Thousands)
Interest, dividend and other income on investments	$25,126
Net depreciation in registered investment companies	(143,466)
Net appreciation in DTE Energy Stock fund	35,682

Total investment loss	$(82,658)

6.                    RELATED PARTY TRANSACTIONS

Effective January 2, 2002, certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Investments is the trustee as defined by the Plan; therefore, these transactions qualify as parties-in-interest. Prior to January 2, 2002, Putnam Investments was the trustee as defined by the Plan.

7.                    ASSET TRANSFER

As a result of the former MCN Plan and former Citizens Plan merging into the Plan, all assets of the former plans were transferred to the Trustee on December 31, 2001 and January 2, 2002. The amount recorded on the December 31, 2001 financial statements related to this transfer have been adjusted. The adjustment is recorded as a deduction on the Statement of Changes in Net Assets Available for Benefits.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN

/s/ Larry E. Steward Larry E. Steward Vice President Human Resources

June 30, 2003

EXHIBIT INDEX

Number

23A	Independent Auditors’ Consent — George Johnson & Company

99.1	Certification